UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.

(Name of registrant)

Aeromexico Group

(Translation of registrant’s name into English)

Avenida Paseo de la Reforma 243, 25th Floor

Col. Cuauhtémoc, Cuauhtémoc 06500

Mexico City, Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On August 20, 2026, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) issued a press release titled “Aeroméxico Announces Court Decision on Aeroméxico-Delta ATI.” A copy of this press release is furnished with this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the Company’s registration statement on Form S-8 (No. 333-294354).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated August 20, 2026, titled “Aeroméxico Announces Court Decision on Aeroméxico-Delta ATI.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: August 21, 2026	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel